September 27, 2024

Kurt Gustafson
Executive Vice President, Finance and Chief Financial Officer
OmniAb, Inc.
5980 Horton Street, Suite 600
Emeryville, CA 94608

       Re: OmniAb, Inc.
           Form 10-K filed March 25, 2024
Dear Kurt Gustafson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services